EXHIBIT 2.5

CERTAIN PORTIONS OF THIS EXHIBIT (INDICATED BY [***]) HAVE BEEN
EXCLUDED PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K BECAUSE THEY
ARE BOTH NOT MATERIAL AND ARE THE TYPE THAT THE COMPANY TREATS
AS PRIVATE AND CONFIDENTIAL.

DEED OF TRANSFER OF BUSINESS

between:

Senseonics Italy S.r.l. (hereinafter the “Purchaser Affiliate”)

and

Ascensia Diabetes Care Italy S.r.l. (hereinafter the “Seller Affiliate”)

Dated as of March 10, 2026

THIS DEED OF TRANSFER OF BUSINESS (the “Agreement”), dated as of March 10, 2026, is by and between Ascensia Diabetes Care Italy S.r.l., a limited liability company incorporated in Italy, having its registered office in Milan, at Via Varesina n. 162, tax code and registration number with the Register of Enterprises of Milan Monza Brianza Lodi no. 13522771008, represented by Aldo Saetta, [***], acting in the present deed in his capacity as Manager of Finance and Controlling and duly empowered by virtue of resolution of the quotaholders’ meeting (the “Seller Affiliate”) and Senseonics Italy S.r.l., a limited liability company incorporated under the laws of Italy, having its registered office in Milan, Via Michelangelo Buonarroti no. 39, tax code and registration number with the Register of Enterprises of Milan Monza Brianza Lodi no. 14430890963, represented by (a) Timothy T. Goodnow, [***] and (b) Frederick Thomas Sullivan, [***], each acting in the present deed in his capacity as director and duly empowered by virtue of Purchaser Affiliate’s by-laws (the “Purchaser Affiliate” and, jointly with the Seller Affiliate, the “Parties” and each of them a “Party”). Any capitalized terms used in this Agreement and not herein defined shall have the meaning assigned to such terms in the Master Purchase Agreement (as defined below).

Preamble

A.The Seller Affiliate is an Italian limited liability company active in the development, production, marketing and sale in the medical and healthcare sector, including diagnostic devices and services.

B.The Purchaser Affiliate is an Italian limited liability company active in the information technology applied to healthcare field.

C.ASCENSIA DIABETES CARE HOLDINGS AG, a company organized under the laws of Switzerland (hereinafter “Seller Parent”), which is the ultimate parent company of the Seller Affiliate, and SENSEONICS, INCORPORATED, a Delaware corporation (hereinafter “Purchaser Parent”), the ultimate parent company of the Purchaser Affiliate have entered into a Master Asset Purchase Agreement, dated December 31, 2025 (as may be amended from time to time, the “Master Purchase Agreement”), pursuant to which, among other things, Seller Parent agreed to sell, or cause one or more of its Affiliates (including Seller Affiliate), to sell to Purchaser Parent or one or more of its Affiliates (including Purchaser Affiliate), certain CGM Activities (as defined in the Master Purchase Agreement) in particular through the sale of certain assets of certain affiliates of Seller Parent. A copy of the executed Master Purchase Agreement is attached hereto as Schedule D.

D.Seller Affiliate owns the right, title and interest to the Specified European Assets located in Italy representing its business (going concern) of marketing, selling and distributing the Products in Italy (collectively, the “Italy Purchased Assets”) and desires to sell them to Purchaser Affiliate, and Purchaser Affiliate wishes to purchase from Seller Affiliate, the Italy Purchased Assets and, in connection therewith, Purchaser Affiliate is willing to assume the Italy Assumed Liabilities (jointly with the Italy Purchased Assets, the “Italy Business”), in each case, upon the terms and subject to the conditions set forth in this Agreement and the Master Purchase Agreement.

E.Pursuant to Law Decree 21/2012 converted by Law No. 56 of 11 May 2012, as amended and supplemented from time to time, and its implementing regulation and decrees ("Golden Power Law"), following notification of the acquisition of the Italy Business made by the Parties on 18 December 2025, the Presidency of the Italian Council of Ministers (Presidenza del Consiglio dei Ministri), by communication dated 30 January 2026 (Proceeding No. 860/2025 - DICAGP-0000766), notified the Parties that the transaction, as notified, does not fall within the scope of the Golden Power Law.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement and the Master Purchase Agreement, the parties agree as follows:

1.Definitions. The following terms shall have the following meanings when used in this Agreement.

“Closing” shall mean the transfer of the legal ownership of the Italy Business to the Purchaser Affiliate, pursuant to Section 2 of this Agreement, and, in general, the execution of the notarial deed of transfer of the Italy Business and exchange of all documents and agreements and the performance and consummation of all the obligations and transactions required to be executed, exchanged, performed or consummated on the Closing Date pursuant to this Agreement.

“Closing Date” shall mean the date of execution of the notarial deed of transfer of the Italy Business before the Italian notary selected by the Purchaser Affiliate substantially in the form attached hereto as Schedule C.

“Products” shall mean the following Purchaser proprietary products currently marketed under the brand “Eversense”: (a) Eversense® CGM System (90-day product); (b) Eversense® XL CGM System (180-day product outside the US); (c) Eversense XL 2.0; and (d) extended Eversense 365-day product (Rome 1 & Rome 2).

2.Sale and Purchase of Assets.
2.1Purchased Assets. At the Closing and with effect as of the Closing Date and subject to the conditions set forth in Section 4 of this Agreement and Section 5 of the Master Purchase Agreement (Conditions Precedent to the Closings), the Seller Affiliate sells, grants, conveys, transfers, assigns and delivers to the Purchaser Affiliate and the Purchaser Affiliate purchases, assumes and acquires from the Seller Affiliate all right, title and interest in and to the Italy Purchased Assets, including such assets, including the Italy Transferred Contracts and the Italy Tender Contracts as defined herein, listed on Schedule A. For the avoidance of doubt, the Italy Purchased Assets shall also include such assets, contracts or rights which are exclusively related to, or used by the Seller Affiliate in connection with, the operation or conduct of the Italy Business and not otherwise included on Schedule A.
2.2Excluded Assets. Except for the Italy Purchased Assets and notwithstanding anything in Section 2.1 of this Agreement to the contrary, Seller Affiliate is not selling, assigning, transferring, conveying or delivering, and Purchaser Affiliate is not purchasing, acquiring or accepting from Seller Affiliate, any of the Excluded Assets.
2.3Assumed Liabilities. Upon and subject to the terms, conditions, representations and warranties of the Seller Affiliate contained herein and the terms and conditions of the Master Purchase Agreement, including, without limitation, Section 1.4(a) of the Master Purchase Agreement (Excluded Liabilities), Section 1.9 of the Master Purchase Agreement (Transfer Taxes), Section 1.10 of the Master Purchase Agreement (European CGM Activities), Section 8.5 of the Master Purchase Agreement (Contract Matters), and Section 8.6 of the Master Purchase Agreement (Misallocated Assets), Purchaser Affiliate hereby assumes as of the Closing Date: (i) the Liabilities and obligations under the Italy Transferred Contracts or the Italy Tender Contracts, but (1) only to the extent arising out of obligations performed or required to be performed by Purchaser Affiliate under such Italy Transferred Contracts or Italy Tender Contracts after the assignment and transfer of such Italy Transferred Contracts or the Italy Tender Contracts on the Closing (or in the case of the assignment and/or transfer after the Closing, the date of such assignment and/or transfer) and not on or before such date, (2) only to the extent such obligations do not arise from or relate to any breach by any member of the Seller Group of any provision of any of such Italy Transferred Contracts or the Italy Tender Contracts, and (3) only to the extent such obligations do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach of any of such Italy Transferred Contracts or Italy Tender Contracts; (ii) liabilities accruing, arising out of or relating to the conduct or operation of the Italy Business or the ownership or use of the Italy Purchased Assets, solely to the extent such liabilities arise or accrue after the Closing; and (iii) all liabilities and obligations in respect of the Italy Transferred Employees solely on a going-forward basis after the Closing Date (collectively, the “Italy Assumed Liabilities”).
2.4Excluded Liabilities. Upon and subject to the terms, conditions, and limitations of the Master Purchase Agreement, other than, after the Closing Date, the Italy Assumed Liabilities as provided for in Section 2.3 of this Agreement, Purchaser Affiliate shall not assume, and shall have no liability for any Liabilities of the Seller Affiliate of any kind, character or description, whether accrued, absolute, contingent or otherwise, it being understood that the Purchaser Affiliate is expressly disclaiming any express or implied assumption of any Liabilities other than after the Closing Date, the Italy Assumed Liabilities.
2.5Italy Transferred Employees. The Purchaser Affiliate, as a result of the succession of the business provided for in the applicable labor legislation as of the Closing Date, succeeds the Seller Affiliate in the contracts with all the employees allocated to the Italy Business and who are listed in Schedule B (the “Italy Transferred Employees”).
3.Purchase Price.
3.1Italy Purchase Price. As consideration for the sale, transfer, conveyance, assignment and delivery to the Purchaser Affiliate of the Italy Purchased Assets, the Purchaser Affiliate will pay (or cause to be paid) to the Seller Affiliate (or, in the case of a negative Italy Purchase Price, the Seller Affiliate will pay or cause to be paid to the Purchaser Affiliate) on the Closing Date (by wire transfer of immediately available funds), the net book value of the Italy Business calculated in accordance with Section 1.5 of the Master Purchase Agreement (Purchase Price; Payment of Purchase Price; Adjustment of Purchase Price) (the “Italy Purchase Price”), subject to the terms, conditions and adjustments set forth therein. All Transfer Taxes, if any, shall be paid in accordance with the allocation in the Master Purchase Agreement.
3.2Authorization. Purchaser Parent is authorized by the Purchaser Affiliate, with the express consent of the Seller Affiliate, to conduct payment of the Italy Purchase Price pursuant to this Agreement and Seller Parent is authorized by the Seller Affiliate with the express consent of the Purchaser Affiliate, to receive payment of the Italy Purchase Price pursuant to this Agreement.
4.Closing Conditions. The obligations of the Parties hereto to effect the Closing and consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of all the applicable conditions set forth in Section 5 of the Master Purchase Agreement (Conditions Precedent to the Closings) and each of the following conditions:
4.1Tender Contracts Consent. Notwithstanding any different provisions of the Master Purchase Agreement, the Purchaser Affiliate's obligation to purchase the Italy Business and to take the other actions required to be taken by the Purchaser Affiliate at the Closing is subject to the obtainment, from the relevant public contracting authorities of the Italy Tender Contracts, of the consent to the transfer of the Italy Tender Contracts (the “Tender Contracts Consents”). The Parties undertake to cooperate in good faith to obtain the Tender Contracts Consents and to jointly: (i) contact the public contracting authorities as soon as practicable in order to verify any and all documentation and information required and/or appropriate for the obtainment of the Tender Contracts Consents; (ii) formally notify the transfer of the Italy Business to such public contracting authorities (enclosing all the necessary and/or appropriate documentation and information) and request the Tender Contracts Consents as soon as possible after the signing of this Agreement. It being understood that, in the period between the signing of this Agreement and the obtainment of the Tender Contracts Consents, the Italy Tender Contracts shall be performed and fulfilled by the Seller Affiliate in good faith and in the ordinary course of business consistently with past practice and in compliance with the provisions of the Transition Services Agreement and of the Amended and Restated Existing Agreement.
4.2Other Contracts Consents. Each of the Consents to the Contracts identified as Tier 1a or Tier 1b Contracts on Schedule A shall have been obtained as of the Closing Date and evidence of such Consent shall be delivered to the Purchaser Affiliate and shall be in full force and effect or in the event that such Consent is not obtained as of the Closing Date, the third party to such Contract shall have entered into a new Contract with Purchaser Affiliate (or Affiliate thereof) to the reasonable satisfaction of the Purchaser Affiliate on substantially similar terms.
4.3Order to Cash and Delivery. Purchaser Parent and Purchaser Affiliate shall have established the procedures and systems that are operational and validated to issue invoices through its enterprise resource planning (ERP) system and facilitate the delivery of the Products and related documentation to customers, and shall have established the processes and obtained all applicable Governmental Authorizations in Italy, collectively to conduct order, billing and delivery consistent with applicable regulatory and tender requirements (the “Order to Cash and Delivery Processes”).
5.Termination/Exclusive Remedies. The termination provisions set forth in Section 6 of the Master Purchase Agreement (Termination) shall apply hereto and the Parties may only resort to the remedies as provided for under the Master Purchase Agreement. The Parties expressly waive any other remedies.
6.Transfer of Benefits; Covenants.
6.1Transfer of Benefits. Benefits with regard to the Italy Business (including the benefits arising from the participation by the Seller Affiliate to new Tender Contracts with any public contracting authorities for the award of tender contracts prior to the Closing Date) shall be transferred to the Purchaser Affiliate as of the Closing Date notwithstanding any delay in completing the formalities of title transfer under applicable Law, so that effective from that moment, the Purchaser Affiliate will receive the relevant profits and bear the relevant costs and liabilities and/or benefit of the relevant awards by the public contracting authorities.
6.2Transfer of Tender Participation Requirements.
6.2.1As of the Closing Date and without prejudice to Section 6.2.2, all general and special requirements, owned and declared by the Seller Affiliate in relation to the participation in tenders relating to the Italy Tender Contracts (“Tender Requirements”) shall, to the extent permitted under applicable Law and/or by the relevant contracting authorities, be transferred to the Purchaser Affiliate . The Seller Affiliate shall provide the Purchaser Affiliate with the documentation reasonably necessary to prove the possession and legitimate acquisition of the Tender Requirements, as well as with reasonable cooperation to the Purchaser Affiliate's dealings with contracting authorities with regard to the transfer of the Italy Tender Contracts.
6.2.2The Parties acknowledge and agree that the Seller Affiliate shall not be held liable for any failure or delay in the transfer of the Tender Requirements set out in Section 6.2.1, resulting from:
(a)	applicable Law; and/or
(b)	any decision, interpretation or requirement of the relevant contracting authority; and/or
(c)	any characteristic, act, omission or circumstance relating to the Purchaser Affiliate, including the absence of any eligibility, qualification or other general and special requirements prescribed under applicable Law, it being understood that the Purchaser Affiliate shall use reasonable best efforts to independently obtain such requirements.
6.3Italy Transferred Employees. The Parties acknowledge that: (i) in accordance with the provisions of Italian Law No. 428 of 1990 (as subsequently integrated and amended), the Parties carried out and completed the mandatory consultation procedure with the trade unions regarding the sale and purchase of the Italy Business; (ii) the transfer of the Italy Business in accordance with Section 2 of this Agreement constitutes a transfer of undertaking as regulated in the EU-Directive 2001/23/EC, Section 2112 of the Italian Civil Code and Section 47 of the Law 29 December 1990, No. 428 resulting in a transfer by operation of law of the affected employment relationships of the Italy Transferred Employees as listed under Schedule B, from the Seller Affiliate to the Purchaser Affiliate as of the Closing Date.
6.4Italy Transferred Employees Pensions. The Seller Affiliate shall transfer to the Purchaser Affiliate all company pension entitlements (including severance indemnity amounts) of the Italy Transferred Employees accrued as of the Closing Date. Purchaser Affiliate will continue such pension entitlements in accordance with applicable Law and will assume any commitments and liabilities towards Italy Transferred Employees to provide pension and other retirement benefits as of the Closing Date.
6.5Tax Certificate. Prior to the Closing Date, the Seller Affiliate shall obtain and deliver to the Purchaser Affiliate the certificate referred to in Section 14 of the Legislative Decree No. 472/97 in connection with the sale of the Italy Business, showing the absence of pending or closed tax claims in relation to which Tax payables have not been satisfied. Notwithstanding any different provisions of the Master Purchase Agreement, the Seller Affiliate shall be fully liable, and undertakes to indemnify and hold harmless the Purchaser Affiliate on a Euro-per-Euro basis, in relation to any tax liability indicated under such certificate (if any).
6.6In furtherance of this Section 6, the Parties hereby acknowledge and agree that the indemnification provisions set forth in Section 7 of the Master Purchase Agreement (Indemnification, etc.) shall apply, mutatis mutandis, to this Agreement as of the Closing Date and shall be the sole and exclusive legal remedy of such Party for any and all claims against the other Parties and their respective Affiliates for Damages under the Master Purchase Agreement or this Agreement; provided, however, that the foregoing sentence shall not be deemed a waiver by any Party of any right or remedy arising by reason of any claim based on any Fraud.

7.Post-Closing Covenants.
7.1Section 8.5 (Contract Matters), Section 8.6 (Misallocated Assets), and Section 8.7 (Employees and Related Matters) of the Master Purchase Agreement, to the extent applicable to Italy Transferred Employees or Non-Transferred Employees, shall be applicable mutatis mutandis to this Agreement.
7.2Certain indemnification obligations of Seller Parent and Seller Affiliate, as applicable, with respect to matters arising under or relating to this Agreement are set forth on Schedule 7.2(f) of the Master Purchase Agreement, as amended. Notwithstanding anything to the contrary herein, the laws of Italy shall apply solely to the extent necessary to determine the existence, nature, and amount of any Damages (as defined in the Master Purchase Agreement) owed to Purchaser Parent or Purchaser Affiliate pursuant to Schedule 7.2(f) and shall have no application to any procedural, administrative, or process-related aspects of any indemnification claim brought thereunder. All matters relating to indemnification procedures, processes, and dispute resolution, including without limitation the assertion, defense, settlement, and resolution of indemnification claims, shall be governed exclusively by the Master Purchase Agreement and the Laws of the State of New York, including but not limited to Section 7.5 of the Master Purchase Agreement (Exclusivity of Indemnification Remedies), Section 7.6 of the Master Purchase Agreement (Indemnification Procedures), Section 7.7 of the Master Purchase Agreement (Tax Treatment of Indemnification Payments), and Section 9.7 of the Master Purchase Agreement (Governing Law; Dispute Resolution). In no event shall Purchaser Parent or Purchaser Affiliate be entitled to recover, or shall Seller Parent or Seller Affiliate be obligated to pay, more than once for any Damages arising out of the same facts, circumstances, events, or occurrences, regardless of whether such recovery is sought under this Agreement or the Master Purchase Agreement.
8.Order to Cash and Order to Delivery. Purchaser Parent and Purchaser Affiliate shall use commercially reasonable efforts to implement the Order to Cash and Delivery Processes on or before [***].
9.Representations and Warranties.
9.1Representations and Warranties of the Seller Affiliate. The Seller Affiliate hereby represents and warrants to the Purchaser Affiliate as follows:
(a)The Seller Affiliate is duly organized and validly existing under the laws of the jurisdiction of its incorporation or formation.
(b)The Seller Affiliate has the requisite corporate or similar power to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Seller Affiliate of this Agreement, the performance by the Seller Affiliate of its obligations hereunder and the consummation by the Seller Affiliate of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action with respect to the Seller Affiliate, each such authorization remains in full force and effect and no other corporate proceedings on the part of the Seller Affiliate are necessary therefor.
(c)This Agreement has been duly executed and delivered by the Seller Affiliate and, assuming the due execution hereof by the Purchaser Affiliate, this Agreement constitutes a legal, valid and binding obligation of the Seller Affiliate, enforceable against the Seller Affiliate in accordance with its terms, except to the extent enforceability may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other similar applicable laws affecting the rights of creditors generally.
(d)All social security and tax payments or withholdings due in relation with the employment of any Italy Transferred Employees have been correctly and duly made in compliance with applicable Law.
9.2Representations and Warranties of the Purchaser Affiliate. The Purchaser Affiliate hereby represents and warrants to the Seller Affiliate as follows:
(a)	The Purchaser Affiliate is duly organized and validly existing under the laws of the jurisdiction of its incorporation or formation.
(b)	The Purchaser Affiliate has the requisite corporate or similar power to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Purchaser Affiliate of this Agreement, the performance by the Purchaser Affiliate of its obligations hereunder and the consummation by the Purchaser Affiliate of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action with respect to the Purchaser Affiliate, each such authorization remains in full force and effect and no other corporate proceedings on the part of the Purchaser Affiliate are necessary therefor.
(c)	This Agreement has been duly executed and delivered by the Purchaser Affiliate and, assuming the due execution hereof by the Seller Affiliate, this Agreement constitutes a legal, valid and binding obligation of the Purchaser Affiliate, enforceable against the Purchaser Affiliate in accordance with its terms, except to the extent enforceability may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other similar applicable laws affecting the rights of creditors generally.
9.3Representation and Warranties Subject to the Master Purchase Agreement. With respect to representations and warranties of the Seller Affiliate and the Purchaser Affiliate set forth in Section 9.1 and Section 9.2 of this Agreement and the representations and warranties set out in the Master Purchase Agreement, the duration and consequences of a breach thereof, the remedies of the parties and the limitations of liability, the Master Purchase Agreement shall entirely apply to this Agreement unless otherwise stated in the Master Purchase Agreement. This Agreement shall not change, modify or alter any provision or clause of the Master Purchase Agreement and is not intended to novate, replace or otherwise amend the agreements, understandings, representations, obligations, covenants and/or warranties previously and/or concurrently executed between the Parties or that have been entered into on their behalf, also pursuant to Section 1381 of the Italian Civil Code.
10.Non-Compete. The Parties expressly agree to derogate from the non-compete obligation set forth in Section 2557 of the Italian Civil Code, which therefore shall not apply to the sale and purchase herein regulated, and other agreements previously and/or concurrently executed between the Parties or that have been entered into on their behalf shall apply.

11.Taxes. All taxes and expenses incurred in connection with the Agreement shall be paid in accordance with the allocation in the Master Purchase Agreement.
12.Miscellaneous.
12.1Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
12.2Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each Party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party shall be binding only if set forth in an instrument in writing signed on behalf of such Party. Neither the waiver by a Party of a breach of or a default under any one or more of the provisions of this Agreement, nor the failure of a Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.
12.3Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the Parties hereto and specifically referencing this Agreement. The Parties hereby agree and acknowledge that the execution of the notarial deed of transfer of the Italy Business before the Italian notary selected by the Purchaser Affiliate substantially in the form attached hereto as Schedule C will be carried out only for purposes of perfecting, pursuant to Italian law, the transfer of the Italy Business in favor of the Purchaser Affiliate, without any kind of novation (novazione), modification or amendment to this Agreement and the Master Purchase Agreement, which sets forth the entire understanding and agreement between the Parties as to the matters covered herein and which will survive and will not be subject to novation (novazione) as a result of the execution of such notarial deed of transfer.
12.4Interpretation.
12.4.1The annexes to this Agreement are, for all intents and purposes, an integral part thereof, and, consequently, shall be binding on the Parties.
12.4.2All headings contained in this Agreement are solely for order and organization purposes and shall not entail any interpretation or limitation on the matters regulated by the provisions in which they are used.
12.4.3References to any law or regulation shall be construed as references to such law or regulation as the same may be amended, restated or replaced from time to time.

12.4.4The singular shall include the plural and vice versa.
12.4.5References to the words “include”, “including”, “in particular”, or any similar term or expression are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.
12.4.6The Parties have negotiated, drafted and assessed the rights and obligations of this Agreement jointly and with their advisers, and therefore no contra proferentem criteria shall be applicable in the interpretation of the Agreement.
12.5Assignment. The Parties shall not assign any of their rights or obligations under this Agreement whether by written agreement or by operation of Law (including by merger or sale of all or substantially all assets), without the prior written consent of the other Party; provided, that either Party may assign any and all of its rights or obligations under this Agreement to one or more of its Affiliates without the other Party’s prior written consent.
12.6Conflicts. In the event of a conflict between the provisions of this Agreement and the provisions of the Master Purchase Agreement, the Parties agree that the provisions of the Master Purchase Agreement shall prevail unless otherwise stated in the Master Purchase Agreement. Notwithstanding the foregoing, in the event of any conflict with the Master Purchase Agreement, this Agreement shall prevail with respect to Section 2.3 (Assumed Liabilities), Section 2.4 (Excluded Liabilities), Section 2.5 (Italy Transferred Employees), and Section 4 (Closing Conditions).
12.7Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Italy and the Courts of Milan shall have exclusive jurisdiction.

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Schedule A

Italy Purchased Assets

[***]

Schedule B

Italy Transferred Employees

[***]

Schedule C

Notarial Deed of Transfer

[***]

Schedule D

Master Asset Purchase Agreement

[***]

(Schedule D was omitted because it was previously filed as Exhibit 2.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on March 2, 2026).

*****

Should the above reflect the content of understandings reached and intentions shared, if you agree on the above terms and conditions, please notify us of Your acceptance by returning us a copy of this Proposal initialised on each page and undersigned for acceptance.

Kind regards,

Senseonics Italy S.r.l.

Acting by their authorised signatories:

/s/ Timothy T. Goodnow Name: Timothy T. Goodnow Title: Director	/s/ Frederick Thomas Sullivan Name: Frederick Thomas Sullivan Title: Director

*****

I hereby fully and unconditionally confirm our acceptance to your Proposal, according to the terms and conditions above.

Kind regards,

Ascensia Diabetes Care Italy S.r.l.

Acting by its authorised signatory:

/s/ Aldo Saetta

Name: Aldo Saetta

Title: Manager of Finance and Controlling